UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2014

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Highlights

o  Total accesses reached 94.9 million in the quarter (+4.1% y-o-y), of which 79.4 million in the mobile business and 15.5 million in the fixed-line business;

o      Consistent leadership in higher revenue mobile segments, with acceleration in postpaid access growth (+26.5% y-o-y in 2Q14), with net additions reaching 1,257 thousand in the quarter;

o      Strong improvement in the customer mix with 33.0% of the accesses base in the postpaid segment, +1.2 p.p. over 1Q14 and +5.8 p.p. over 2Q13, contributing for a 61% share of postpaid net additions in 2Q14. In the individual pure postpaid segment, 81.0% of the customers own smartphones or webphones;

o  Mobile ARPU recorded annual growth of 2.3% in 2Q14, despite the MTR reduction, fueled by the growth in Data ARPU, +15.4% in the same period;

o  Fixed voice accesses recorded 10.9 million (+3.4% y-o-y), with addition of 98 thousand accesses in 2Q14 (78 thousand in 1Q14), driven by net additions with FWT technology, which reached 168 thousand in the period;

o  Broadband accesses totaled 3,930 thousand in 2Q14 (+2.4% y-o-y), mainly supported by the growth in FTTH solution, which already totals 273 thousand accesses, with acceleration of net additions, to 37 thousand accesses in the quarter (32 thousand in 1Q14). FTTH footprint reached 2.9 million homes passed in 2Q14;

o       TV accesses recorded accelerated growth, with annual upturn of 30.4%. In 2Q14, additions came to 43 thousand accesses, almost 3 times more than last quarter;

o    Mobile service revenue recorded variation of +6.0% y-o-y, increasing over 1Q14 (+3.3% y-o-y). Excluding the effect of the MTR reduction, this figure came to +9.3% in 2Q14 over 2Q13;

o       Data and VAS Revenue already account for 36.4% of Mobile Services Revenue, driven by the growth in mobile internet revenue;

o       Fixed service revenue posted y-o-y variation of -5.4%. Excluding the VC and basic tariff reduction effects, this figure came to -2.4% versus 2Q13;

o      Operating costs registered a controlled increase of 2.6% over 2Q13. In recurring terms, the variation came to only +1.3% y-o-y;

o      2Q14 Recurring EBITDA totaled R$2.5 billion, up 2.0% y-o-y. The second-quarter recurring EBITDA margin was 29.5%, +0.1 p.p. over 2Q13.

Notes: (1) y-o-y: annual variation and (2) q-o-q: quarterly variation.

HIGHLIGHTS

Consolidated in R$ million	2Q14	1Q14	∆%	2Q13	∆%	6M14	6M13	∆%

Net Operating Revenues	8,616.6	8,611.9	0.1	8,491.5	1.5	17,228.5	17,047.0	1.1

Net Operating Services Revenues	8,322.6	8,299.2	0.3	8,170.3	1.9	16,621.8	16,360.0	1.6

Net operating mobile revenues	5,530.2	5,446.1	1.5	5,219.2	6.0	10,976.2	10,489.7	4.6
Net operating fixed revenues	2,792.4	2,853.2	(2.1)	2,951.1	(5.4)	5,645.6	5,870.4	(3.8)

Net handset revenues	293.9	312.7	(6.0)	321.2	(8.5)	606.5	687.0	(11.7)

Recurrent Net Operating Revenues	8,616.6	8,611.9	0.1	8,491.5	1.5	17,228.5	17,047.0	1.1

Operating costs	(6,071.1)	(6,049.1)	0.4	(5,916.0)	2.6	(12,120.2)	(11,723.9)	3.4
Recurrent Operating costs	(6,071.1)	(6,049.1)	0.4	(5,995.6)	1.3	(12,120.2)	(11,713.7)	3.5

EBITDA	2,545.5	2,562.8	(0.7)	2,575.5	(1.2)	5,108.3	5,323.1	(4.0)
EBITDA Margin %	29.5%	29.8%	(0.2) p.p.	30.3%	(0.8) p.p.	29.7%	31.2%	(1.6) p.p.

Recurrent EBITDA	2,545.5	2,562.8	(0.7)	2,495.9	2.0	5,108.3	5,333.3	(4.2)
Recurrent EBITDA Margin %	29.5%	29.8%	(0.2) p.p.	29.4%	0.1 p.p.	29.7%	31.3%	(1.6) p.p.

Net income	1,992.6	660.8	201.5	914.2	118.0	2,653.4	1,724.4	53.9

Capex	1,615.3	1,001.0	61.4	1,252.4	29.0	2,616.4	1,960.4	33.5

Total accesses (thousand)	94,901	93,856	1.1	91,131	4.1	94,901	91,131	4.1
Total mobile accesses	79,357	78,465	1.1	76,200	4.1	79,357	76,200	4.1
Total fixed accesses	15,544	15,391	1.0	14,931	4.1	15,544	14,931	4.1

Telefonica Brasil S.A. (BM&FBOVESPA: VIVT3 and VIVT4, NYSE: VIV), discloses today its results for the second quarter of 2014, presented in accordance with the International Financial Reporting Standards (IFRS) and with the pronouncements, interpretations and guidelines provided by the Accounting Pronouncements Committee. Totals are subject to differences due to rounding up or down. Until the second quarter of 2013, the results of the following direct and indirect subsidiaries are consolidated in the Company's statements: Vivo S.A., Telefonica Data S.A., A. Telecom S.A., Telefonica Sistema de Televisao S.A., Ajato Telecomunicacoes Ltda., GTR Participacoes e Empreendimentos S.A., TVA Sul Parana S.A., Lemontree S.A., Comercial Cabo TV Sao Paulo S.A., Alianca Atlantica Holding B.V., Companhia AIX de Participacoes and Companhia ACT de Participacoes. As from the third quarter of 2013, after the corporate restructuring, Telefonica Data S.A. is the remaining subsidiary consolidated in the Company's statements.

Mobile Business

OPERATING PERFORMANCE

Thousand	2Q14	1Q14	∆%	2Q13	∆%	6M14	6M13	∆%

Mobile total accesses	79,357	78,465	1.1	76,200	4.1	79,357	76,200	4.1
Postpaid	26,169	24,912	5.0	20,685	26.5	26,169	20,685	26.5
M2M	2,927	2,633	11.1	1,840	59.1	2,927	1,840	59.1
Prepaid	53,188	53,553	(0.7)	55,515	(4.2)	53,188	55,515	(4.2)
Market Share (*)	28.8%	28.7%	0.1 p.p.	28.7%	0.1 p.p.	28.8%	28.7%	0.1 p.p.
Postpaid	41.3%	40.6%	0.7 p.p.	37.8%	3.4 p.p.	41.3%	37.8%	3.4 p.p.
ex. M2M	42.8%	42.3%	0.5 p.p.	40.2%	2.6 p.p.	42.8%	40.2%	2.6 p.p.
Mobile broadband (modem only)	52.2%	51.4%	0.8 p.p.	48.1%	4.1 p.p.	52.2%	48.1%	4.1 p.p.
Net additions	892	1,220	(26.9)	212	320.8	2,113	62	n.a.
Postpaid	1,257	1,219	3.0	1,167	7.7	2,476	1,882	31.5
Market Share of net additions (*)	42.0%	49.1%	(7.1) p.p.	12.6%	29.5 p.p.	45.9%	1.6%	44.3 p.p.
Postpaid	61.0%	65.6%	(4.7) p.p.	58.2%	2.8 p.p.	63.2%	50.3%	12.9 p.p.
Market penetration	138.2%	137.4%	0.8 p.p.	134.2%	4.0 p.p.	138.2%	134.2%	4.0 p.p.
Monthly churn	3.5%	3.4%	0.1 p.p.	3.8%	(0.2) p.p.	3.5%	3.6%	(0.1) p.p.
Postpaid ex. M2M	1.5%	1.5%	(0.1) p.p.	1.9%	(0.5) p.p.	1.5%	1.9%	(0.4) p.p.
Prepaid	4.5%	4.3%	0.2 p.p.	4.5%	(0.0) p.p.	4.4%	4.3%	0.1 p.p.
ARPU (R$/month)	23.4	23.3	0.2	22.8	2.3	23.3	23.0	1.5
Voice	14.9	15.2	(2.4)	15.5	(3.9)	15.0	15.9	(5.2)
Data	8.5	8.1	5.2	7.4	15.4	8.3	7.1	16.4
Postpaid ex. M2M ARPU	49.1	50.3	(2.4)	54.2	(9.4)	3.4	4.1	(16.2)
Prepaid ARPU	12.1	12.3	(2.1)	12.5	(3.3)	49.7	55.2	(9.8)
MOU	128.7	135.4	(5.0)	116.3	10.6	132.0	118.2	11.7

(*) Source: Anatel.

o       Total accesses registered increase of 4.1% over the second quarter of 2013, totaling 79,357 thousand accesses. Worthy of mention is the postpaid segment, which grew by 26.5% y-o-y with 26,169 thousand accesses, increasing the postpaid customer mix to 33.0%, an increase of 5.8 p.p. in the annual comparison.

o      Total market share came to 28.8% in 2Q14 (+0.1 p.p. q-o-q). In the postpaid segment Telefonica Brasil achieved 61.0% of the quarter’s net additions, recording a postpaid market share of 41.3% (+0.7 p.p. q-o-q), reflecting the quality differential presented by the Company, which is the leader in number of terminals with LTE technology, with a market share of 39.2%, and 4G plan accesses reaching 2.0 million in 2Q14.

o       In the data card segment, the market share was 52.2% in 2Q14, 0.8 p.p. up on the previous quarter, recording annual growth of 4.1 p.p. Such growth is mainly driven by the differentiated 3G, HSPA+ and 4G nationwide coverage.

o  In the machine-to-machine (M2M) market the access base continued to grow, reaching 2.9 million customers in June, 11.1% up on 1Q14.

o   In the second quarter, mobile net additions recorded 892 thousand accesses, with postpaid net additions recording 1,257 thousand accesses, a growth of 7.7% over the same period last year.

o   ARPU reached R$23.4, 2.3% up on 2Q13, despite MTR reduction occurred in the period, mainly influenced by the increase in data revenues due to the volume of sales of modems and data plans tied to smartphones. Excluding the regulatory impact, ARPU recorded annual growth of 5.5% in the period.

o       The prepaid customer base posted annual reduction of 4.2% due to the restrictive disconnection policy applied to inactive customers and the more intense migration of most active prepaid clients to postpaid plans. Even so, in the quarterly comparison, the reduction came to only 0.7%, demonstrating the positive result of the new offer to the segment, launched in January 2014, which already reached the milestone of 7.2 million adhesions.

NET OPERATING REVENUES

Consolidated in R$ million	2Q14	1Q14	∆%	2Q13	∆%	6M14	6M13	∆%

Net operating mobile revenues	5,824.1	5,758.7	1.1	5,540.4	5.1	11,582.8	11,176.7	3.6

Net service mobile revenues	5,530.2	5,446.1	1.5	5,219.2	6.0	10,976.2	10,489.7	4.6
Access and Usage	2,849.7	2,833.7	0.6	2,726.0	4.5	5,683.4	5,510.4	3.1
Network usage	555.2	672.1	(17.4)	780.2	(28.8)	1,227.2	1,685.6	(27.2)
Data plus VAS	2,012.9	1,888.2	6.6	1,684.7	19.5	3,901.2	3,251.0	20.0
Messaging P2P	435.0	427.7	1.7	488.0	(10.9)	862.7	999.2	(13.7)
Internet	1,177.5	1,096.2	7.4	915.1	28.7	2,273.7	1,728.0	31.6
VAS	400.4	364.4	9.9	281.6	42.2	764.8	523.8	46.0
Other services	112.4	52.1	115.8	28.3	297.1	164.5	42.6	286.1
Net handset revenues	293.9	312.7	(6.0)	321.2	(8.5)	606.5	687.0	(11.7)

Note: In order to better reflect the consolidated performance, revenues are presented after intercompany. In addition, Mobile Net Revenue considers the allocation of long-distance revenue by call origination.

Net mobile revenue grew 5.1% over 2Q13, fueled by increased data and VAS (Value Added Services) revenue. Mobile service revenue increased by 6.0% in 2Q14 over 2Q13. Excluding the MTR reduction effect, 2Q14 mobile net service revenue rose by 9.3% y-o-y.

Access and usage revenue increased by 4.5% compared to 2Q13, reflecting the growth of the postpaid customer base with the “Vivo Ilimitado” plans and the improved monetization of voice services.

Network usage revenue decreased by 28.8% in 2Q14 over 2Q13, mainly due to the MTR reduction in February 2014 (-25.0%). By normalizing this effect, the reduction came to 6.4%, due to lower, mostly mobile, incoming traffic, due to the community effect especially in the postpaid segment.

Data and VAS revenue continued to record a good performance in 2Q14, with growth of 19.5% y-o-y, basically due to the increase in sales of modems and data packages, in addition to the higher penetration of smartphones within our customer base. In 2Q14, Data and VAS revenue increased to 36.4% of the net mobile services revenue, up by 4.1 p.p. y-o-y. Considering outgoing revenue only, Data and VAS accounted for 40.5% in 2Q14.

SMS revenue decreased by 10.9% y-o-y, reflecting the maturity of the service and increased adoption to SMS, voice and data integrated offers, which add more value to customers. In 2Q14 over 1Q14, this line grew 1.7%.

Mobile internet revenue maintained high level growth, recording an increase of 28.7% in the y-o-y comparison, accounting for 58.5% of data revenue in 2Q14. This performance is directly influenced by the strong growth of postpaid and data accesses, especially 3G Plus and 4G plans. In the individual pure postpaid customer segment, 81.0% of the customers own smartphones or webphones.

VAS revenues climbed by 9.9% q-o-q and 42.2% y-o-y, influenced by the “Vivo Som de Chamada”, “Vivo Sync” and “Vivo Segurança Online” services, as well as the Education Platform services, which sustain high growth pace. To this end, the Company maintains its focus on launching innovative services always in line with consumption market trends.

Other services revenue reached R$112.4 million, 4 times higher than in 2Q13, chiefly due to the recurring recovery of taxes on disputed invoices and the sale of non-telecom-related financial products, mainly insurance.

Mobile handset revenue declined 6.0% over 1Q14, reflecting the rationality of the subsidy policy applied to the sale of handsets to users with 4G data plans only.

Fixed Line Business

OPERATING PERFORMANCE

Thousand	2Q14	1Q14	∆%	2Q13	∆%	6M14	6M13	∆%

Fixed voice accesses	10,926	10,828	0.9	10,566	3.4	10,926	10,566	3.4
Residential	7,289	7,198	1.3	6,999	4.1	7,289	6,999	4.1
Corporate	3,051	3,041	0.3	2,975	2.6	3,051	2,975	2.6
Others	586	589	(0.5)	593	(1.1)	586	593	(1.1)
Fixed broadband	3,930	3,918	0.3	3,837	2.4	3,930	3,837	2.4
Pay TV*	688	645	6.7	528	30.4	688	528	30.4
Total fixed accesses	15,544	15,391	1.0	14,931	4.1	15,544	14,931	4.1

% Broadband / fixed voice accesses	36.0%	36.2%	(0.2) p.p.	36.3%	(0.3) p.p.	36.0%	36.3%	(0.3) p.p.

(*) Excludes subscribers of the over-the-top service Vivo Play.

o  Fixed-line total accesses grew 4.1% over the previous year, totaling 15,544 thousand accesses in 2Q14, influenced by a strong performance in the fixed voice and TV segments.

o  Fixed voice accesses increased by 0.9% q-o-q, totaling 10,926 thousand in 2Q14, accelerating annual growth (+3.4% y-o-y in 2Q14 vs. +2.6% y-o-y in 1Q14). Corporate accesses remained with good performance and recorded growth of 2.6% y-o-y. The performance in the residential segment is due to the increase of fixed wireless solutions sales with expansion to new cities outside the state of São Paulo. At the end of 2Q14, the FWT customer base reached 821 thousand accesses, 25.7% up on 1Q14.

o  Fixed broadband accesses recorded 3,930 thousand customers in 2Q14, a growth of 2.4% over 2Q13, with 56% of additions in the quarter being above 30 Mbps. The FTTH footprint exceeded 2.9 million HPs in June 2014 (1.8 million addressable homes*) and the fiber access base already recorded 273 thousand accesses, 15.9% up on 1Q14.

o  Pay TV accesses climbed by 30.4% y-o-y, to 688 thousand subscribers in 2Q14, almost 3 times the net additions in last quarter, mainly in DTH and IPTV.

*Excludes inoperable areas, vacant buildings and homes that do not fit the targeted public of this technology.

NET OPERATING REVENUES

Consolidated in R$ million	2Q14	1Q14	∆%	2Q13	∆%	6M14	6M13	∆%

Net operating fixed revenue	2,792.4	2,853.2	(2.1)	2,951.1	(5.4)	5,645.6	5,870.4	(3.8)

Voice and accesses	1,392.8	1,448.2	(3.8)	1,561.9	(10.8)	2,841.0	3,124.4	(9.1)
Interconnection	105.7	113.8	(7.2)	112.9	(6.4)	219.5	220.7	(0.5)
Data transmission	915.0	904.6	1.1	910.7	0.5	1,819.6	1,804.3	0.8
Pay TV	144.9	138.2	4.8	114.1	27.0	283.1	235.3	20.3
Other services	234.2	248.2	(5.7)	251.5	(6.9)	482.4	485.7	(0.7)

% Data / Net Operating Revenue	32.8%	31.7%	1.1 p.p.	30.9%	1.9 p.p.	32.2%	30.7%	1.5 p.p.

Note: In order to better reflect the consolidated performance, revenues are presented after intercompany. In addition, Fixed Net Revenue considers the allocation of long-distance revenue by call origination and the allocation of revenue from the FWT solution (“Vivo Fixo”).

Net revenue from the fixed line business presented annual reduction of 5.4%, mainly due to fixed to mobile tariff (VC) reduction in February 24, 2014 and the reduction of the basic tariff provisioned in accordance with Anatel’s act, in force as of June 04, 2014. Excluding such effects, net fixed service revenue fell 2.4% in the period, also explained by the lower number of business days during the World Cup, affecting especially the corporate segment usage.

Voice and accesses revenue decreased by 10.8% over 2Q13, justified by the fixed to mobile substitution, in addition to regulatory impacts. Excluding VC and basic tariff reductions, the variation was -5.2% y-o-y.

Network usage revenue decreased by 6.4% over 2Q13 and 7.2% over 1Q14, due to the lower incoming fixed traffic and the fixed to mobile substitution.

Data revenue grew 0.5% y-o-y and 1.1% q-o-q, influenced by the fiercer competition in the broadband segment. To address this issue, the Company has been focusing on the migration of clients to higher speeds mainly in FTTH, expanding the fiber customer base, which has higher ARPU, lower churn and already totals 273 thousand accesses.

Pay TV revenue grew 27.0% in 2Q14 over 2Q13, due to the gradual growth of the subscriber base, mainly of DTH and IPTV.

Other services revenue declined by 6.9% y-o-y, reflecting the volatility of contracts with large clients. In the year-to-date, this revenue remained stable in relation to 6M13.

Consolidated Operating Costs

Consolidated in R$ million	2Q14	1Q14	∆%	2Q13	∆%	6M14	6M13	∆%

Operating costs	(6,071.1)	(6,049.1)	0.4	(5,916.0)	2.6	(12,120.2)	(11,723.9)	3.4

Personnel	(609.7)	(609.3)	0.1	(567.4)	7.5	(1,219.0)	(1,260.9)	(3.3)
Costs of services rendered	(2,620.8)	(2,664.9)	(1.7)	(2,645.6)	(0.9)	(5,285.7)	(5,294.6)	(0.2)
Interconnection	(788.1)	(864.8)	(8.9)	(937.2)	(15.9)	(1,652.9)	(1,887.9)	(12.4)
Taxes and contributions	(431.5)	(436.2)	(1.1)	(449.9)	(4.1)	(867.7)	(889.1)	(2.4)
Third-party services	(1,008.6)	(983.0)	2.6	(878.1)	14.9	(1,991.6)	(1,763.8)	12.9
Others	(392.6)	(380.9)	3.1	(380.4)	3.2	(773.5)	(753.8)	2.6
Cost of goods sold	(494.4)	(511.8)	(3.4)	(522.9)	(5.5)	(1,006.2)	(1,082.6)	(7.1)
Selling expenses	(1,943.8)	(1,905.2)	2.0	(1,857.3)	4.7	(3,849.0)	(3,472.8)	10.8
Provision for bad debt	(220.4)	(207.9)	6.0	(199.0)	10.8	(428.3)	(402.1)	6.5
Third-party services	(1,643.0)	(1,620.3)	1.4	(1,580.0)	4.0	(3,263.3)	(2,919.3)	11.8
Others	(80.4)	(77.0)	4.4	(78.3)	2.7	(157.4)	(151.4)	4.0
General and administrative expenses	(281.1)	(259.6)	8.3	(261.8)	7.4	(540.7)	(541.7)	(0.2)
Third-party services	(208.2)	(173.2)	20.2	(223.7)	(6.9)	(381.4)	(432.9)	(11.9)
Others	(72.9)	(86.4)	(15.6)	(38.1)	91.3	(159.3)	(108.8)	46.4
Other net operating revenue (expenses)	(121.3)	(98.3)	23.4	(61.0)	98.9	(219.6)	(71.3)	208.0

Operating costs excluding depreciation and amortization totaled R$6,071.1 million in 2Q14, having remained almost stable in relation to the previous quarter. In the y-o-y comparison operating costs presented controlled growth of 2.6%. Excluding non-recurring effects, costs growth was even smaller, with a variation of 1.3% in the y-o-y. The discipline on costs was mainly driven by the efforts to improve cost efficiency and business performance, focusing on value creation.

Personnel costs remained virtually stable in the quarterly comparison, up by 0.1% q-o-q and 7.5% y-o-y. The annual variation is mainly explained by the 6.5% pay rise in January 2014 due to the collective bargaining agreement.

The cost of services rendered reduced 0.9% in 2Q14 over 2Q13, influenced by MTR reductions effected in February 2014. Excluding this effect, the increase came to 5.5%, chiefly due to expenses with network maintenance focusing on quality, the efforts towards capacity expansion, increased expenses with purchase of TV content, in addition to the higher costs with partnerships and data providers, associated with the higher revenue from mobile applications.

Cost of goods sold fell by 5.5% in 2Q14 over 2Q13, chiefly due to the more restrictive subsidy policy, focused only on sales of handsets with 4G plans.

Selling expenses recorded controlled growth of 4.7% y-o-y, basically influenced by the selling efforts focusing on growth, and the expansion in the postpaid mobile customer base, supported by a commercial policy focused on value generation. In the q-o-q comparison, growth came to 2.0%. The annual increase in third-party services was caused by higher commissioning costs, associated with the stronger adoption to data packages and prepaid upselling for control plans.

Provisions for bad debt closed at R$220.4 million in 2Q14, with default levels remaining controlled at 1.7% of total gross revenue, despite the more challenging macroeconomic scenario and improved postpaid customer mix.

General and administrative expenses rose 7.4% in 2Q14 over 2Q13, chiefly due to lower tax expenses in 2Q13 resulting from tax recoveries in the period, especially from PIS and COFINS.

Other net operating revenues (expenses) recorded expense of R$121.3 million in 2Q14, 98.9% less than in 2Q13, influenced by the sale of non-strategic assets totaling R$79.6 million in the previous year.

Ebitda

EBITDA (earnings before interest, taxes, depreciation and amortization) reached R$2,545.5 million in 2Q14, 2.0% up on 2Q13 recurrent EBITDA, due to increased efficiency, mainly in costs, besides the increase in the mobile customer base and better fixed-line business performance. The EBITDA Margin reached 29.5%, an annual increase of 0.1 p.p., compared to the adjusted margin of 29.4% in 2Q13.

Depreciation and Amortization

Consolidated in R$ million	2Q14	1Q14	∆%	2Q13	∆%	6M14	6M13	∆%

EBITDA	2,545.5	2,562.8	(0.7)	2,575.5	(1.2)	5,108.3	5,323.1	(4.0)

Depreciation and Amortization	(1,188.9)	(1,443.5)	(17.6)	(1,448.0)	(17.9)	(2,632.4)	(2,845.3)	(7.5)
Depreciation	(728.4)	(979.3)	(25.6)	(988.3)	(26.3)	(1,707.7)	(1,948.3)	(12.3)
Amortization of intangibles (*)	(199.2)	(199.2)	0.0	(199.2)	0.0	(398.4)	(398.4)	0.0
Other amortizations	(261.3)	(265.0)	(1.4)	(260.5)	0.3	(526.3)	(498.6)	5.6

EBIT	1,356.6	1,119.3	21.2	1,127.5	20.3	2,475.9	2,477.8	(0.1)

(*) Amortization of intangible assets generated by the incorporation of Vivo into Telefônica as of 2Q11.

Depreciation and amortization fell by 17.9% in the annual comparison, chiefly due to the gain from the periodical review of the useful life of fixed assets. These changes represented a net reduction of depreciation expenses of R$264.5 million in 2Q14.

 Financial Result

Consolidated in R$ million	2Q14	1Q14	∆%	2Q13	∆%	6M14	6M13	∆%

Net Financial Income	(112.1)	(88.3)	27.0	(73.3)	52.9	(200.4)	(90.0)	122.7

Financial Revenues	354.5	538.0	(34.1)	363.8	(2.6)	892.5	729.0	22.4
Income from Financial Transactions	157.7	193.3	(18.4)	178.0	(11.4)	351.0	380.4	(7.7)
Monetary and exchange variations	169.7	304.4	(44.3)	181.9	(6.7)	474.1	305.0	55.4
Other financial revenues	27.1	40.3	(32.8)	23.9	13.4	67.4	63.6	6.0
(-) Pis and Cofins taxes	0.0	0.0	n.a.	(20.0)	n.a.	0.0	(20.0)	n.a.
Financial Expenses	(466.6)	(626.3)	(25.5)	(437.1)	6.7	(1,092.9)	(819.0)	33.4
Financial Expenses	(268.7)	(271.4)	(1.0)	(226.6)	18.6	(540.1)	(439.5)	22.9
Monetary and exchange variations	(197.9)	(354.9)	(44.2)	(210.5)	(6.0)	(552.8)	(379.5)	45.7

Net financial expenses increased by R$38.8 million in 2Q14 over 2Q13, mostly driven by the Company’s higher net debt and the higher average interest rate for the period.

Net Income

Net income totaled R$1,992.6 million in 2Q14, 2.2 times higher over 2Q13, mainly reflecting the review of tax bases of certain intangibles due to combination of businesses, after the effectiveness of Law 12,973 (conversion of PM 627/13), whose net positive effect on the result was R$1,196.0 million.

Capex

Consolidated in R$ million	2Q14	1Q14	2Q13	6M14	6M13

Network	1,422.9	880.4	983.1	2,303.3	1,598.9
Technology / Information System	143.6	59.0	130.0	202.6	186.2
Products and Services, Channels, Administrative and others	48.9	61.6	139.2	110.5	175.3
Total	1,615.3	1,001.0	1,252.4	2,616.4	1,960.4

Capex / Net operating revenue	18.7%	11.6%	14.7%	15.2%	11.5%

Capex in 2Q14 came to R$1,615.3 million, 29.0% higher than in 2Q13, reaching 18.7% of the net operating revenuein the period. This evolution is in accordance with the plan of the Company, which focus on the FTTH footprint expansion, investments in 3G capacity and 4G coverage, to guarantee the Company’s superior quality standard.

Cash Flow

Consolidated in R$ million	2Q14	1Q14	∆ R$	2Q13	∆ R$	6M14	6M13	∆ R$

Cash generation provided by operating activities	2,509.5	1,271.0	1,238.5	2,107.2	402.3	3,780.5	4,368.6	(588.1)
Cash applied by investing activities	(1,211.9)	(1,502.0)	290.1	(2,166.8)	954.9	(2,713.9)	(3,003.5)	289.6
Cash flow after investing activities	1,297.6	(231.0)	1,528.6	(59.6)	1,357.2	1,066.6	1,365.1	(298.5)
Cash applied by financing activities	(355.4)	(1,768.4)	1,413.0	1,087.8	(1,443.2)	(2,123.8)	(719.4)	(1,404.4)
Cash flow after financing activities	942.2	(1,999.4)	2,941.6	1,028.2	(86.0)	(1,057.2)	645.7	(1,702.9)
Cash and Equivalents at the beginning	4,544.5	6,543.9	(1,999.4)	6,751.0	(2,206.5)	6,543.9	7,133.5	(589.6)
Cash and Equivalents at the end	5,486.7	4,544.5	942.2	7,779.2	(2,292.5)	5,486.7	7,779.2	(2,292.5)

Operating cash flow amounted to R$2,509.5 million in 2Q14, an increase of R$402.3 million over 2Q13, mainly due to a lower FISTEL payment in 2Q14, fully paid in 1Q14, while in 2013, a portion of these payments was carried out in 2Q13. Excluding this effect, the variation in operating cash flow was almost in line with the recurrent EBITDA variation for the period, thanks to the solid working capital management. Cash used in investment activities decreased by R$954.9 million in the period, mainly due to the payment of the 4G license occurred in 2Q13, in the amount of R$945 million. As a result, cash flow after investment activities was R$1,297.6 million in 2Q14, an increase of R$1,357.2 million over 2Q13. Cash used in financing activities increased by R$1,443.2 million, influenced by the debenture issued in April/2013.

In the comparison with 1Q14, operating cash generation increased by R$1,238.5 million, influenced by payments to regulatory bodies in 1Q14, while cash applied in investment activities decreased by R$290.1 million, due to the lower volume of additions to fixed assets. Therefore, cash flow after investment activities increased by R$1,528.6 million. Cash used in financing activities recorded a reduction of R$1,413.0 million, due to reduced dividend and interest on own capital payments, resulting in an upturn of R$2,941.6 million in cash flow after financing activities.

Indebtedness

LOANS AND FINANCING (R$ million)

June 2014

Consolidated	Currency	Annual Interest Rate	Due Date	Short-term	Long-term	Total

Local currency
BNDES	UR LTIR	LTIR + 0.0% to 9.0%	Until 2016	745.8	1,312.1	2,057.9
BNDES	R$	2.5% to 8.7%	Until 2020	45.9	208.6	254.5
BNB	R$	10.0%	Until 2016	87.0	86.4	173.5
Debentures	R$	106.0% to 106.8% of CDI	Until 2014	109.2	640.0	749.2
Debentures	R$	IPCA+0.5% to IPCA + 7%	Until 2021	100.4	79.2	179.6
Debentures	R$	100% of CDI + 0.75 spread	Until 2017	67.2	2,000.0	2,067.2
Debentures	R$	100% of CDI + 0.68 spread	Until 2018	25.1	1,300.0	1,325.1
Financial Leases	R$	-	Until 2033	19.9	202.0	221.9
Foreign currency
BEI	US$	4.18% and 4.47%	Until 2015	829.2	0.0	829.2
BNDES	UMBND	ECM + 2.38%	Until 2019	80.6	397.3	477.9
Other	US$	-	Until 2015	0.3	0.0	0.3

Total				2,110.5	6,225.6	8,336.2

L.T. OBLIGATIONS
(R$ million)
June 2014
Year	Amount
2015	916.1
2016	538.6
2017	2,493.9
2018	1,804.5
2019	320.2
After 2019	152.4
Total	6,225.6

NET FINANCIAL DEBT

Consolidated in R$ million	06/30/14	03/31/14	06/30/13

Short-term Debt	2,110.5	2,141.3	1,523.7
Long-term Debt	6,225.6	6,421.3	7,229.8
Total Debt	8,336.2	8,562.6	8,753.6
Cash and cash equivalents	(5,544.0)	(4,600.4)	(6,604.1)
Net derivatives position	(267.5)	(295.1)	(349.9)
Net debt	2,524.7	3,667.1	1,799.6
Net debt/EBITDA	0.24	0.35	0.17

The Company closed 2Q14 with gross debt of R$8,336.2 million, 15.7% of which denominated in foreign currency. The 4.8% reduction over 2Q13 was mainly driven by the amortizations of principal in loans hired with BNDES and BNB.

Net debt totaled R$2,524.7 million at the close of 2Q14, accounting for 0.24 over EBITDA of the last 12 months. In comparison with 2Q13, net debt recorded an increase of 40.3%, mainly explained by higher payments of dividends and IOC in 4Q13 and 1Q14 over 4Q12 and 1Q13. Foreign exchange exposure of debt is 100% covered by hedge transactions.

Capital Market

Telefonica Brasil's common (ON) and preferred (PN) shares are traded on the BM&FBOVESPA under the tickers VIVT3 and VIVT4, respectively. The Company's ADRs are traded on the NYSE, under the ticker VIV.

VIVT3 and VIVT4 shares closed 2Q14 at R$39.44 and R$45.00, respectively depreciating by 1.4% and appreciating by 0.4% over 1Q14, versus an appreciation of 3.2% in the Bovespa Index (Ibovespa). The Company's ADRs closed the quarter at US$20.51, 6.7% up over 1Q14, versus an increase in the Dow Jones' index of 2.0% in the period.

The daily traded volume of VIVT3 and VIVT4 in the quarter averaged R$808.3 thousand and R$43,822.4 thousand, respectively. The daily traded volume of ADRs averaged US$33,036.0 thousand in the same period.

The chart below shows the Company’s stock performance for the year:

Dividends

The Shareholders’ Meeting of July 18, 2014 approved the payment of interest on own capital in the gross amount of R$0.248860 per common share and R$0.273746 per preferred share, for total of R$298.0 million, corresponding to a payout net of withholding income tax of R$0.211531 per common share and R$0.232684 per preferred share, for a total of R$253.3 million. The payment will begin until the end of fiscal year 2015, on a date to be defined by the Board of Executive Officers to holders of common and preferred shares of record at the close of July 31, 2014.

The dividends and interest on own capital already paid in 2014, based on net income for fiscal year 2013 totaled R$1,935.5 billion, a total of R$1.616367 per common share and R$1.778003 per preferred share.

The dividends and interest on own capital declared based on net income for fiscal year 2013 totaled R$3,659.5 billion, a total of R$3.056078 per common share and R$3.361685 per preferred share, for a total payout of 98.5% for fiscal year 2013.

2014	Deliberation	Shareholding position	Gross amount (Million Reais)	Net amount (Million Reais)	Shares	Gross amount per share (R$)	Net amount per share (R$)	Payment beginning date
IOC (based on 2014)	7/18/2014	7/31/2014	298.0	253.3	ON	0.248860	0.211531	Until 12/31/2015
					PN	0.273746	0.232684

2013	Deliberation	Shareholding position	Gross amount (Million Reais)	Net amount (Million Reais)	Shares	Gross amount per share (R$)	Net amount per share (R$)	Payment beginning date
Dividends (based on 2013)	4/23/2014	4/23/2014	132.5	132.5	ON	0.110683	0.110683	5/27/2014
					PN	0.121751	0.121751
Dividends (based on 2013)	2/25/2014	3/10/2014	1,043.0	1,043.0	ON	0.871008	0.871008	3/27/2014
					PN	0.958109	0.958109
IOC (based on 2013)	12/18/2013	12/30/2013	760.0	646.0	ON	0.634675	0.539474	3/14/2014
					PN	0.698143	0.593421
IOC (based on 2013)	10/18/2013	10/31/2013	538.0	457.3	ON	0.449283	0.381891	11/26/2013
					PN	0.494212	0.420080
Dividends (based on 2013)	10/18/2013	10/31/2013	746.0	746.0	ON	0.622984	0.622984	11/26/2013
					PN	0.685282	0.685282
IOC (based on 2013)	9/19/2013	9/30/2013	220.0	187.0	ON	0.183722	0.156164	11/26/2013
					PN	0.202094	0.171780
IOC (based on 2013)	8/19/2013	8/30/2013	220.0	187.0	ON	0.183722	0.156164	11/26/2013
					PN	0.202094	0.171780

CAPITAL STRUCTURE COMPOSITION

June 30, 2014	Common	Preferred	Total

Controlling Company	350,127,371	480,624,588	830,751,959
	91.76%	64.60%	73.81%
Minority shareholders	31,208,300	261,308,985	292,517,285
	8.18%	35.12%	25.99%
Treasury shares	251,440	2,081,246	2,332,686
	0.07%	0.28%	0.21%
Total number of shares	381,587,111	744,014,819	1,125,601,930

Book Value per share:	R$ 39.59
Subscribed/Paid-in Capital:	R$ 37,798,100	Thousands

INCOME STATEMENT

Consolidated in R$ million	2Q14	1Q14	∆%	2Q13	∆%	6M14	6M13	∆%

Gross operating revenues	12,941.9	12,988.5	(0.4)	12,802.1	1.1	25,930.4	25,626.9	1.2

Net Operating Revenues	8,616.6	8,611.9	0.1	8,491.5	1.5	17,228.5	17,047.0	1.1

Mobile	5,824.1	5,758.7	1.1	5,540.4	5.1	11,582.8	11,176.7	3.6
Fixed	2,792.4	2,853.2	(2.1)	2,951.1	(5.4)	5,645.6	5,870.4	(3.8)

Operating costs	(6,071.1)	(6,049.1)	0.4	(5,916.0)	2.6	(12,120.2)	(11,723.9)	3.4

Personnel	(609.7)	(609.3)	0.1	(567.4)	7.5	(1,219.0)	(1,260.9)	(3.3)
Costs of services rendered	(2,620.8)	(2,664.9)	(1.7)	(2,645.6)	(0.9)	(5,285.7)	(5,294.6)	(0.2)
Interconnection	(788.1)	(864.8)	(8.9)	(937.2)	(15.9)	(1,652.9)	(1,887.9)	(12.4)
Taxes and contributions	(431.5)	(436.2)	(1.1)	(449.9)	(4.1)	(867.7)	(889.1)	(2.4)
Third-party services	(1,008.6)	(983.0)	2.6	(878.1)	14.9	(1,991.6)	(1,763.8)	12.9
Others	(392.6)	(380.9)	3.1	(380.4)	3.2	(773.5)	(753.8)	2.6
Cost of goods sold	(494.4)	(511.8)	(3.4)	(522.9)	(5.5)	(1,006.2)	(1,082.6)	(7.1)
Selling expenses	(1,943.8)	(1,905.2)	2.0	(1,857.3)	4.7	(3,849.0)	(3,472.8)	10.8
Provision for bad debt	(220.4)	(207.9)	6.0	(199.0)	10.8	(428.3)	(402.1)	6.5
Third-party services	(1,643.0)	(1,620.3)	1.4	(1,580.0)	4.0	(3,263.3)	(2,919.3)	11.8
Others	(80.4)	(77.0)	4.4	(78.3)	2.7	(157.4)	(151.4)	4.0
General and administrative expenses	(281.1)	(259.6)	8.3	(261.8)	7.4	(540.7)	(541.7)	(0.2)
Third-party services	(208.2)	(173.2)	20.2	(223.7)	(6.9)	(381.4)	(432.9)	(11.9)
Others	(72.9)	(86.4)	(15.6)	(38.1)	91.3	(159.3)	(108.8)	46.4
Other net operating revenue (expenses)	(121.3)	(98.3)	23.4	(61.0)	98.9	(219.6)	(71.3)	208.0

EBITDA	2,545.5	2,562.8	(0.7)	2,575.5	(1.2)	5,108.3	5,323.1	(4.0)
EBITDA Margin %	29.5%	29.8%	(0.2) p.p.	30.3%	(0.8) p.p.	29.7%	31.2%	(1.6) p.p.

Depreciation and Amortization	(1,188.9)	(1,443.5)	(17.6)	(1,448.0)	(17.9)	(2,632.4)	(2,845.3)	(7.5)
Depreciation	(728.4)	(979.3)	(25.6)	(988.3)	(26.3)	(1,707.7)	(1,948.3)	(12.3)
Goodwill amortization	(199.2)	(199.2)	0.0	(199.2)	0.0	(398.4)	(398.4)	0.0
Others amortizations	(261.3)	(265.0)	(1.4)	(260.5)	0.3	(526.3)	(498.6)	5.6

EBIT	1,356.6	1,119.3	21.2	1,127.5	20.3	2,475.9	2,477.8	(0.1)

Net Financial Income	(112.1)	(88.3)	27.0	(73.3)	52.9	(200.4)	(90.0)	122.7
Financial Revenues	354.5	538.0	(34.1)	363.8	(2.6)	892.5	729.0	22.4
Income from Financial Transactions	157.7	193.3	(18.4)	178.0	(11.4)	351.0	380.4	(7.7)
Monetary and exchange variations	169.7	304.4	(44.3)	181.9	(6.7)	474.1	305.0	55.4
Other financial revenues	27.1	40.3	(32.8)	23.9	13.4	67.4	63.6	6.0
(-) Pis and Cofins taxes	0.0	0.0	n.a.	(20.0)	n.a.	0.0	(20.0)	n.a.
Financial Expenses	(466.6)	(626.3)	(25.5)	(437.1)	6.7	(1,092.9)	(819.0)	33.4
Financial Expenses	(268.7)	(271.4)	(1.0)	(226.6)	18.6	(540.1)	(439.5)	22.9
Monetary and exchange variations	(197.9)	(354.9)	(44.2)	(210.5)	(6.0)	(552.8)	(379.5)	45.7

Gain (loss) on investments	0.4	1.0	(60.0)	(1.7)	n.a.	1.4	(2.1)	n.a.

Taxes	747.7	(371.2)	n.a.	(138.3)	n.a.	376.5	(661.3)	n.a.

Net income	1,992.6	660.8	201.5	914.2	118.0	2,653.4	1,724.4	53.9

BALANCE SHEET

Consolidated in R$ million	06/30/14	12/31/13	∆%

ASSETS	69,479.9	69,503.8	(0.0)

Current assets	15,520.3	15,899.4	(2.4)
Cash and cash equivalents	5,486.7	6,543.9	(16.2)
Accounts receivable from customers	7,437.6	6,978.8	6.6
Provision for doubtful accounts	(1,262.6)	(1,176.0)	7.4
Inventories	510.3	505.6	0.9
Recoverable taxes	1,868.2	2,192.0	(14.8)
Escrow deposits and frozen assets	191.5	166.9	14.7
Derivatives transactions	228.3	89.5	155.1
Dividends and interest on shareholders equity	0.0	1.2	n.a.
Prepaid expenses	779.6	257.3	203.0
Credit from associated companies	36.4	35.0	4.0
Other assets	244.3	305.2	(20.0)

Non-Current Assets	53,959.6	53,604.4	0.7
Accounts receivable from customers	389.9	352.7	10.5
Provision for doubtful accounts	(109.0)	(95.6)	14.0
Financial Investments	109.3	106.5	2.6
Recoverable taxes	405.2	368.4	10.0
Deffered taxes	610.5	210.3	190.3
Escrow deposits and frozen assets	4,331.1	4,148.3	4.4
Derivatives transactions	91.5	329.6	(72.2)
Credit from associated companies	59.2	62.7	(5.6)
Other assets	93.7	90.5	3.5
Investments	78.1	86.3	(9.5)
Property, plant and equipment, net	18,945.5	18,441.6	2.7
Intangible assets, net	28,954.6	29,503.1	(1.9)

LIABILITIES	69,479.9	69,503.8	(0.0)

Current liabilities	13,435.0	13,731.0	(2.2)
Payroll and related charges	444.4	431.4	3.0
Suppliers and accounts payable	6,841.3	6,914.0	(1.1)
Taxes	1,265.6	1,315.2	(3.8)
Loans and financing	1,808.7	1,236.8	46.2
Debentures	301.8	286.9	5.2
Dividends and interest on shareholders equity	504.7	1,187.5	(57.5)
Provisions	655.2	561.4	16.7
Derivatives transactions	33.5	44.5	(24.7)
Payables to associated companies	99.9	95.0	5.2
Deferred revenues	786.9	817.5	(3.7)
Authorization licenses	58.5	58.5	0.0
Other liabilities	634.5	782.3	(18.9)

Non-Current Liabilities	11,570.2	12,878.4	(10.2)
Payroll and related charges	16.0	18.7	(14.4)
Taxes	167.2	75.0	122.9
Deferred taxes	0.0	722.6	n.a.
Loans and financing	2,208.2	3,215.2	(31.3)
Debentures	4,017.5	4,014.7	0.1
Provisions	4,348.1	4,062.4	7.0
Derivatives operations	18.8	24.8	(24.2)
Payables to associated companies	10.8	10.2	5.9
Deferred revenues	245.2	253.7	(3.4)
Obligations with post-employment benefit plans	387.5	370.3	4.6
Other liabilities	150.9	110.8	36.2

Shareholders' equity	44,474.7	42,894.4	3.7
Capital Stock	37,798.1	37,798.1	0.0
Premium on acquisition of non-controlling interest	(70.4)	(70.4)	0.0
Capital Reserve	2,686.9	2,686.9	0.0
Profit Reserve	1,287.5	1,287.5	0.0
Additional proposed dividends	0.0	1,175.5	n.a.
Other comprehensive income	9.8	16.8	(41.7)
Accumulated profits	2,762.8	0.0	n.a.

conference call

In English

Date: July 30, 2014 (Wednesday)

Time: 11:00 am (Brasilia) and 10:00 am (New York)

Phone: +1 (412) 317-6776

Access Code: Telefônica Brasil

Webcast: http://webcast.neo1.net/Cover.aspx?PlatformId=0gFoZYK8I7%2B6g00%2F8%2B2d6Q%3D%3D

A replay of the conference call can be accessed, one hour after the event, until August 11, 2014, by dialing +1 (412) 317-0088, Code: 10048354#.

Telefonica Brasil - Investor Relations

Paulo Cesar Teixeira Alberto Horcajo Aguirre Luis Carlos Plaster Maria Tereza Pelicano David

Av. Eng. Luis Carlos Berrini, 1376 - 28º Andar – Cidade Monções – SP – 04571-000

Phone: +55 11 3430-3687 E-mail: ir.br@telefonica.com Information available on the website: http://www.telefonica.com.br/ir

This document may contain forward-looking statements. Such statements do not constitute historical facts and merely reflect the expectations of the Company's management. Such terms as "anticipate", "believe", "estimate", "expect", "foresee", "intend", "plan", "project", "target" and similar, are intended to identify such statements, which evidently involve risks and uncertainties, both foreseen and unforeseen by the Company. Consequently, the Company's future operating results may differ from present expectations and readers should not place undue reliance on the information contained herein. These forward-looking statements express opinions formed solely on the date on which they were issued and the Company is under no obligation to update them in line with new information or future developments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	July 30, 2014	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director